Exhibit 99.1

Yingli Green Energy Reports Second Quarter 2016 Results

Total PV module shipments were 662.0MW in Q2 2016, exceeding previous guidance of 580MW to 620MW

Net profit was RMB71.8 million and gross margin was 18.2% in Q2 2016

BAODING, China, August 23, 2016-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended June 30, 2016.

Second Quarter 2016 Consolidated Financial and Operating Summary

●	Total net revenues were RMB2,524.1 million (US$379.8 million), compared to RMB2,351.1 million in the first quarter of 2016.
●	Total photovoltaic (“PV”) module shipments[1] were 662.0MW, compared to 508.1MW in the first quarter of 2016.
●	Gross profit and gross margin were RMB460.1 million (US$69.2 million) and 18.2% respectively, compared to RMB469.3 million and 20% in the first quarter of 2016. Gross margin on sales of PV modules was 18.1%.
●	Operating income was RMB158.3 million (US$23.8 million), compared to RMB186.4 million in the first quarter of 2016.
●	On a non-GAAP[2] basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB469.5 million (US$70.6 million).
●	Net income[3] was RMB71.8 million (US$10.8 million) and earnings per American Depositary Share[4] (each representing ten ordinary shares of the Company, the “ADS”) was RMB4.0 (US$0.6). On an adjusted non-GAAP basis, adjusted net income was RMB106.8 million (US$16.1 million), and adjusted income per ADS was RMB5.9 (US$0.9).

“We are delighted to report another solid quarter with a net profit of RMB71.8 million in the second quarter of 2016. Our total PV module shipments, including shipments to our own downstream PV projects, reached 662.0MW in the second quarter, representing an increase of approximately 30% from the first quarter of 2016,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

1 Total PV module shipments include shipments to the Company’s own downstream PV projects of 50.9 MW in the second quarter of 2016. Revenues were not recognized for internal shipments as required by U.S. GAAP. The Company has suspended new development business of downstream PV projects in China since September 2015, and there were no shipments to new downstream PV projects in the second quarter of 2016.

2 All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

3 For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

4 On December 28, 2015, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this press have been retroactively adjusted to reflect the change in ratio for all periods presented.

“In the second quarter, we maintained a positive momentum and our overall gross margin was 18.2% even though the average selling price of our PV modules was lower in the quarter than the first quarter of 2016 mainly as a result of higher proportion of shipments to China, where the selling price of PV modules generally is lower than that in other markets.”

“We saw robust demand from China in the second quarter of 2016 as PV projects that were operational before June 30, 2016 are entitled to a higher feed-in tariff, and we increased our PV module shipments to China by more than 100% from the first quarter of 2016 by leveraging our cooperative relationships with certain large clients such as state-owned enterprises controlled by central and local governments in China as well as influential privately owned enterprises with strong financial background. Internationally, Japan continued to be the most important international market for us and our shipments to Japan accounted for more than 20% of our total PV module shipments in the second quarter of 2016, which was the seventh straight quarter that our shipments to Japan exceeded 120 MW. As the extension of ITC policy, the U.S. continued to see a stable demand and continued to be important international market for us. We continued to supply PV modules for utility scale projects in western U.S. in the second quarter of 2016.”

“Looking forward to the second half of 2016, we expect to face various challenges, such as the downward trend of average selling price of PV module as a result of increasing competition in various markets and higher anti-dumping and countervailing duty tariff in U.S. To deal with such challenges, we will continue to make every effort to reduce production cost, control operating expenses, and adjust our marketing strategies as necessary in order to keep a positive momentum and maintain a healthy operation,” Mr. Miao concluded.

Second Quarter 2016 Financial Results

Total Net Revenues

Total net revenues were RMB2,524.1 million (US$379.8 million) in the second quarter of 2016, compared to RMB2,351.1 million in the first quarter of 2016 and RMB2,716.1 million in the second quarter of 2015. Total PV module shipments (including 50.9 MW of shipments to the Company’s own downstream projects) were 662.0 MW in the second quarter of 2016, compared to 508.1 MW in the first quarter of 2016 and 727.9MW in the second quarter of 2015.

The increase in total net revenues in the second quarter of 2016 compared to the first quarter of 2016 was mainly due to the increase of PV module shipments, which was partially offset by the lower average selling price of the Company’s PV modules in the quarter mainly as a result of the higher proportion of shipments to China, where the selling price of PV modules generally is lower than that in other markets..

Gross Profit and Gross Margin

Gross profit was RMB460.1 million (US$69.2 million) in the second quarter of 2016, compared to RMB469.3 million in the first quarter of 2016 and RMB171.0 million in the second quarter of 2015.

Gross margin was 18.2% in the second quarter of 2016, compared to 20.0% in the first quarter of 2016 and 6.3% in the second quarter of 2015. Gross margin on sales of PV modules was 18.1% in the second quarter of 2016, compared to19.7% in the first quarter of 2016 and 7.9% in the second quarter of 2015.

The slight decrease in gross profit and gross margin from the first quarter of 2016 to the second quarter of 2016 was mainly due to the lower average selling price of the Company’s PV modules in the second quarter of 2016 compared to the first quarter of 2016 primarily as a result of higher proportion of shipments to China in the second quarter of 2016, where the selling price of PV modules generally is lower than that in other markets.

Operating Expenses

Operating expenses were RMB301.9 million (US$45.4 million) in the second quarter of 2016, compared to RMB282.8 million in the first quarter of 2016 and RMB349.3 million in the second quarter of 2015. Operating expenses as a percentage of total net revenues was 12.0% in the second quarter of 2016, compared to 12.0% in the first quarter of 2016 and 12.9% in the second quarter of 2015.

The slight increase of operating expenses from the first quarter to the second quarter of 2016 was mainly due to the additional provision for reserve for inventory purchase commitments of RMB34.6 million as a result of a foreign exchange re-measurement due to change in the foreign exchange rate between the Renminbi and U.S. dollars and the increase of research and development expenses as a result of the increased research and development activities, which was partially offset by the decrease in general and administrative expenses and selling expenses in the second quarter of 2016 mainly as a result of decreased shipping costs due to more shipments to China, as well as reversal of bad debt provision due to receipt of fully reserved accounts receivables.

Operating Income (Loss) and Margin

Operating income was RMB158.3 million (US$23.8 million) in the second quarter of 2016, compared to RMB186.4 million in the first quarter of 2016 and operating loss of RMB178.3 million in the second quarter of 2015.

Operating margin was 6.3% in the second quarter of 2016, compared to 7.9% in the first quarter of 2016 and negative 6.6% in the second quarter of 2015.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB469.5 million (US$70.6 million) in the second quarter of 2016, compared to RMB482.0 million in the first quarter of 2016 and RMB198.8 million in the second quarter of 2015.

Interest Expense

Interest expense was RMB158.6 million (US$23.9 million) in the second quarter of 2016, decreased from RMB176.1 million in the first quarter of 2016 and RMB242.1 million in the second quarter of 2015, primarily because the Company’s subsidiaries entered into written agreements with some of the lending banks in the second quarter of 2016 which extended their borrowings from such banks and reduced the interest rates on such borrowings. The Company’s average interest rate decreased to 5.09% in the second quarter of 2016 from 6.30% in the first quarter of 2016 and 6.75% in the second quarter of 2015.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB27.0 million (US$4.1 million) in the second quarter of 2016, compared to foreign currency exchange gain of RMB55.5 million in the first quarter of 2016 and foreign currency exchange loss of RMB10.3 million in the second quarter of 2015. The decrease of foreign currency exchange gain from the first quarter of 2016 to the second quarter of 2016 was mainly because Japanese Yen and Euro appreciated against Renminbi and Renminbi appreciated against US dollar in the first quarter of 2016. Japanese Yen and Euro generally continued to appreciate against Renminbi, which generated foreign exchange gain and the Company had a balance of net asset denominated in Japanese Yen and Euro, while Renminbi depreciated against US dollar in the second quarter of 2016, which resulted in foreign exchange loss that mitigated gains and the Company had a balance of net liability denominated in US dollar.

Income Tax Expense

Income tax expense was RMB1.1 million (US$0.2 million) in the second quarter of 2016, compared to RMB13.9 million in the first quarter of 2016 and RMB232.6 million in the second quarter of 2015.

Net Income (Loss)

Net income was RMB71.8 million (US$10.8 million) in the second quarter of 2016, compared to net income of RMB79.6 million in the first quarter of 2016 and net loss of RMB598.1 million in the second quarter of 2015. Net margin was 2.8% in the second quarter of 2016, compared to 3.4% in the first quarter of 2016 and negative 22.0% in the second quarter of 2015. Earnings per ADS was RMB4.0 (US$0.6 ) in the second quarter of 2016, compared to earnings per ADS of RMB4.4 in the first quarter of 2016 and loss per ADS of RMB32.9 in the second quarter of 2015.

On an adjusted non-GAAP basis, adjusted net income was RMB106.8 million (US$16.1 million) in the second quarter of 2016, compared to adjusted net income of RMB73.3 million in the first quarter of 2016 and adjusted net loss of RMB596.9 million in the second quarter of 2015. Adjusted earnings per ADS was RMB5.9 (US$0.9) in the second quarter of 2016, compared adjusted earnings per ADS of RMB4.0 in the first quarter of 2016 and adjusted loss per ADS of RMB32.8 in the second quarter of 2015.

Balance Sheet Analysis

As of June 30, 2016, the Company had RMB596.5 million (US$89.8 million) in cash and cash equivalents, slightly increased from RMB548.4 million as of March 31, 2016.

As of June 30, 2016, the Company had RMB258.1 million (US$38.8 million) in restricted cash, decreased from RMB342.7 million as of March 31, 2016.

As of June 30, 2016, the Company’s accounts receivable had increased to RMB3,073.2 million (US$462.4 million) from RMB2,727.9 million as of March 31, 2016. The increase of accounts receivable from the first quarter of 2016 to the second quarter of 2016 was mainly due to the increase of PV module shipments. Days sales outstanding were 110 days in the second quarter of 2016, compared to 104 days in the first quarter of 2016.

As of June 30, 2016, the Company’s accounts payable had decreased to RMB 3,111.9 million (US$468.2 million) from RMB3,466.6 million as of March 31, 2016. Days payable outstanding were 136 days in the second quarter of 2016, compared to 166 days in the first quarter of 2016. Accounts payable and days payable outstanding decreased from the first quarter of 2016 to the second quarter of 2016 mainly because the Company continued to pay off some of its over-due accounts payables in the second quarter of 2016.

As of June 30, 2016, the Company’s inventory had increased to RMB1,530.2 million (US$230.2 million) from RMB1,416.2 million as of March 31, 2016. Inventory turnover days were 67 days in the second quarter of 2016, compared to 68 days in the first quarter of 2016.

Updates on Debt Repayment and Alternative Financing Plans

As of the date of this press release, the Company’s subsidiaries had medium-term notes, or MTNs, of RMB2,057.0 million outstanding, including RMB357.0 million of the MTNs issued in 2010 (the "2010 MTNs"), which became due on October 13, 2015; RMB1.4 billion of the MTNs issued in 2011 (the "2011 MTNs"), which became due on May 12, 2016; and RMB300.0 million of the MTNs issued in 2012 (the "2012 MTNs"), which will become due on May 3, 2017. As the Company previously announced on June 29, 2016, the lead underwriter of the 2010 MTNs and 2011 MTNs had announced resolutions passed by holders of the MTNs after meetings between the Company’s subsidiaries and the MTN holders. The Company has continued its negotiation with the holders of the 2010 MTNs and 2011 MTNs about revisions to the repayment schedules of the MTNs. In addition to making efforts to improve its financial performance, the Company continues to discuss with different funding sources about alternative financing plans, such as 1) introduction of strategic investors to invest into the Company or its subsidiaries, 2) introduction of new creditors to grant new borrowings to the Company or its subsidiaries, and 3) sales of certain long-lived assets including land use rights to obtain additional funds. As of the date of this press release, the Company has not reached any agreement with the holders of the MTNs or any other party with respect to any concrete financing plan or plan for repayment of the MTNs yet.

As of the date of this press release, the Company and its subsidiaries had approximately RMB2,129 million in unutilized short-term lines of credit and approximately RMB2,307 million in committed long-term facilities. The Company’s subsidiaries had successfully renewed or extended over half of their loans from major lending banks and also reduced the interest rates of some of these loans. Given the Company’s continued need for short-term financing, the Company’s subsidiaries have been negotiating with their lending banks for the extension of their remaining loans, including a loan with outstanding amount of RMB99.1 million overdue as of the date of this press release. The Company and its subsidiaries are exploring financing options to continue to manage the Company and its subsidiaries' liquidity and to enhance their financial flexibility.

Business Outlook for Third Quarter 2016

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 300MW to 400MW for the quarter ending September 30, 2016. The Company also expects its gross margin in the third quart of 2016 to be in the estimated range of 12.5% to 14%.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment charge on long-lived assets, gain on disposal of long lived assets and land use rights, provision for prepayments in relation to inventory purchase commitments, and provision for reserve for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.6459 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2016. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time on August 23, 2016, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004
International Dial-in Number: +1-845-675-0437
Passcode: 60248726

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until August 31, 2016 by dialing:

U.S. Toll Free Number: +1-855-452-5696

International Dial-in Number: +1-646-254-3697

Passcode: 60248726

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar” or “Yingli”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 15 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31, 2015	As of March 31, 2016	As of June 30, 2016
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,587,675	891,023	854,619	128,593
Accounts receivable, net	2,922,479	2,727,938	3,073,205	462,421
Inventories	1,484,314	1,416,178	1,530,214	230,249
Prepayment to suppliers	426,718	547,180	685,608	103,163
Prepaid expenses and other current assets	1,982,196	2,079,488	1,886,520	283,862
Total current assets	8,403,382	7,661,807	8,030,166	1,208,288
Long-term prepayment to suppliers	555,520	514,866	374,260	56,314
Land, property, plant and equipment, net	6,846,482	6,698,653	6,535,501	983,388
Project assets	720,286	739,709	738,158	111,070
Land use rights	411,732	409,662	407,320	61,289
Goodwill and intangible assets, net	58,360	58,297	58,235	8,763
Investments in affiliated companies	459,721	458,558	459,492	69,139
Other assets	184,799	191,914	184,601	27,778
Total assets	17,640,282	16,733,466	16,787,733	2,526,029
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	9,124,183	8,710,505	8,922,803	1,342,603
Accounts payable	3,960,458	3,466,642	3,111,889	468,242
Other current liabilities and accrued expenses	2,576,076	2,521,983	2,745,695	413,141
Total current liabilities	15,660,717	14,699,130	14,780,387	2,223,986
Long-term debt, excluding current portion	2,405,898	2,349,616	2,571,848	386,983
Medium-term notes	300,000	300,000	-	-
Accrued warranty liability, excluding current portion	753,270	768,848	789,981	118,867
Other liabilities	3,232,548	3,265,413	3,290,871	495,173
Total liabilities	22,352,433	21,383,007	21,433,087	3,225,009
Shareholders' deficit:
Ordinary shares	13,791	13,791	13,791	2,075
Additional paid-in capital	7,246,760	7,247,042	7,247,359	1,090,501
Accumulated other comprehensive income	180,025	177,849	99,322	14,945
Treasury stock	(127,331)	(127,331)	(127,331)	(19,159)
Accumulated deficit	(13,252,929)	(13,173,362)	(13,101,537)	(1,971,371)
Total Yingli Green Energy shareholders' deficit	(5,939,684)	(5,862,011)	(5,868,396)	(883,009)
Non-controlling interests	1,227,533	1,212,470	1,223,042	184,029
Total shareholders' deficit	(4,712,151)	(4,649,541)	(4,645,354)	(698,980)
Total liabilities and shareholders' deficit	17,640,282	16,733,466	16,787,733	2,526,029

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	June 30, 2015	March 31, 2016	June 30, 2016
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,403,693	1,833,474	2,123,262	319,484
Other revenues	312,408	517,576	400,794	60,307
Total net revenues	2,716,101	2,351,050	2,524,056	379,791
Cost of revenues:
Cost of PV modules sales	(2,213,431)	(1,472,018)	(1,739,232)	(261,700)
Cost of other revenues	(331,663)	(409,751)	(324,697)	(48,857)
Total cost of revenues	(2,545,094)	(1,881,769)	(2,063,929)	(310,557)
Gross profit	171,007	469,281	460,127	69,234
Selling expenses	(257,077)	(182,854)	(154,556)	(23,256)
General and administrative expenses	(140,100)	(85,550)	(70,512)	(10,609)
Research and development expenses	(90,585)	(21,030)	(42,183)	(6,347)
Disposal gain from long lived assets and land use right in relation to Fine Silicon	138,441	-	-	-
(Provision for)/reversal of reserve for inventory purchase commitments	-	6,598	(34,623)	(5,209)
Total operating expenses	(349,321)	(282,836)	(301,874)	(45,421)
Income (loss) from operations	(178,314)	186,445	158,253	23,813
Interest expense	(242,145)	(176,131)	(158,568)	(23,860)
Interest income	7,396	1,069	1,017	153
Foreign currency exchange gain(loss)	(10,281)	55,491	26,954	4,056
Other income(expenses)	30,220	12,536	51,716	7,782
Income (loss) before income taxes	(393,124)	79,410	79,372	11,944
Income tax expense	(232,593)	(13,935)	(1,120)	(168)
Net income (loss)	(625,717)	65,475	78,252	11,776
Less : Loss(gain) attributable to the non-controlling interests	27,591	14,092	(6,428)	(967)
Net income (loss) attributable to Yingli Green Energy	(598,126)	79,567	71,824	10,809
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Income (loss) per ordinary share
Basic	(3.29)	0.44	0.40	0.06
Diluted	(3.29)	0.44	0.40	0.06
Income (loss) per ADS
Basic	(32.9)	4.4	4.0	0.6
Diluted	(32.9)	4.4	4.0	0.6
Net income (loss)	(625,717)	65,475	78,252	11,776
Other comprehensive income (loss)
Foreign Currency exchange translation adjustment, net of nil tax	4,879	(3,147)	(74,384)	(11,192)
Comprehensive income (loss)	(620,838)	62,328	3,868	584
Less : Comprehensive loss(income) attributable to the non-controlling interest	27,989	15,063	(10,571)	(1,591)
Comprehensive income (loss) attributable to Yingli Green Energy	(592,849)	77,391	(6,703)	(1,007)

Reconciliation of Non-GAAP measures to GAAP measures

	For the three month ended
	June 30, 2015	March 31, 2016	June 30, 2016
	RMB	RMB	RMB	US$
Non-GAAP income (loss)	(596,856)	73,251	106,763	16,066
Share-based compensation	(1,270)	(282)	(318)	(48)
(Provision for)/reversal of reserve for inventory purchase commitments	-	6,598	(34,621)	(5,209)
Net income (loss) attributable to Yingli Green Energy	(598,126)	79,567	71,824	10,809
Non-GAAP diluted income (loss) per ordinary share	(3.28)	0.40	0.59	0.09

Reconciliation of EBITDA measures to loss before income tax & minority interest measures

Income (loss) before income taxes and non-controlling interest	(393,124)	79,410	79,372	11,944
Interest expense	242,145	176,131	158,568	23,860
Interest income	(7,396)	(1,069)	(1,017)	(153)
Depreciation	353,141	224,381	229,671	34,558
Amortization for land use rights and intangible assets	4,062	3,161	2,896	437
EBITDA	198,828	482,014	469,490	70,646

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the six month ended
	June 30, 2015	June 30, 2016
	RMB	RMB	US$
Net revenues:
Sales of PV modules	5,085,987	3,956,736	595,365
Other revenues	535,870	918,370	138,186
Total net revenues	5,621,857	4,875,106	733,551
Cost of revenues:
Cost of PV modules sales	(4,497,874)	(3,211,250)	(483,193)
Cost of other revenues	(542,137)	(734,448)	(110,511)
Total cost of revenues	(5,040,011)	(3,945,698)	(593,704)
Gross profit	581,846	929,408	139,847
Selling expenses	(465,340)	(337,410)	(50,770)
General and administrative expenses	(275,015)	(156,062)	(23,482)
Research and development expenses	(224,643)	(63,213)	(9,512)
Disposal gain from long lived assets and land use right in relation to Fine Silicon	138,441	-	-
Provision for reserve for inventory purchase commitments	-	(28,025)	(4,217)
Total operating expenses	(826,557)	(584,710)	(87,981)
Income (loss) from operations	(244,711)	344,698	51,866
Interest expense	(478,965)	(334,699)	(50,362)
Interest income	12,823	2,086	314
Foreign currency exchange gain(loss)	(140,913)	82,445	12,405
Other income(expenses)	66,361	64,252	9,668
Income (loss) before income taxes	(785,405)	158,782	23,892
Income tax expense	(233,093)	(15,055)	(2,265)
Net income (loss)	(1,018,498)	143,727	21,626
Less : Loss attributable to the non-controlling interests	57,200	7,664	1,153
Net income (loss) attributable to Yingli Green Energy	(961,298)	151,391	22,780
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770
Income (loss) per ordinary share
Basic	(5.29)	0.83	0.13
Diluted	(5.29)	0.83	0.13
Income (loss) per ADS
Basic	(52.9)	8.3	1.3
Diluted	(52.9)	8.3	1.3
Net income (loss)	(1,018,498)	143,727	21,626
Other comprehensive income (loss)
Foreign Currency exchange translation adjustment, net of nil tax	16,647	(77,531)	(11,666)
Cash flow hedging derivatives, net of nil tax	431
Comprehensive income (loss)	(1,001,420)	66,196	9,960
Less : Comprehensive loss attributable to the non-controlling interest	56,621	4,492	676
Comprehensive income (loss) attributable to Yingli Green Energy	(944,799)	70,688	10,636